EXHIBIT 4.6

NAVISTAR FINANCIAL CORPORATION

AND

NAVISTAR INTERNATIONAL CORPORATION

4.75% SUBORDINATED EXCHANGEABLE NOTES DUE 2009

FIRST SUPPLEMENT TO INDENTURE
DATED AS OF JUNE 11, 2004

BNY MIDWEST TRUST COMPANY,
AS TRUSTEE

FIRST SUPPLEMENT TO INDENTURE

This First Supplement to Indenture (the "First Supplement") is dated as of June 11, 2004 by and among Navistar Financial Corporation, a Delaware corporation (the "Company"), Navistar International Corporation, a Delaware corporation ("Navistar"), and BNY Midwest Trust Company, an Illinois banking corporation (the "Trustee"), with respect to the Company's 4.75% Subordinated Exchangeable Notes due 2009 (the "Exchangeable Notes"). Capitalized terms used but not otherwise defined in this First Supplement shall have the meanings ascribed to such terms in the Indenture (hereinafter defined). To the extent terms defined herein differ from the Indenture, the terms defined herein shall govern.

WHEREAS, the Company, Navistar and the Trustee entered into that certain Indenture, dated as of March 25, 2002 (as may be further amended and supplemented from time to time in accordance with its terms, the "Indenture");

WHEREAS, Article 13 of the Indenture provides that Navistar may, at its option, assume the obligations of Company under the Exchangeable Notes and the Indenture provided that the conditions outlined in such Section 13.1 of the Indenture are satisfied;

WHEREAS, Navistar desires to assume the obligations of the Company under the Exchangeable Notes and the Indenture in accordance with Article 13 of the Indenture;

WHEREAS, the conditions set forth in the Indenture for the execution and delivery of this First Supplement have been complied with or satisfied;

WHEREAS, all things necessary to make this First Supplement a valid agreement of the Company, Navistar and the Trustee, in accordance with its terms, and a valid supplement to the Indenture, have been done; and

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree, for the equal and proportionate benefit of all holders of the Exchangeable Notes, as follows:

ARTICLE I
ASSUMPTION OF OBLIGATIONS

Section 1.1   Assumption of Obligations. In accordance with and pursuant to Section 13.1 of the Indenture, Navistar hereby assumes the obligations of the Company under the Exchangeable Notes and the Indenture and the performance of each of the Company's covenants under the Exchangeable Notes and the Indenture except as provided in Section 13.1 of the Indenture.

Section 1.2   Effects of Assumption. Upon the assumption provided by Section 1.1 of this First Supplement, the Exchangeable Notes will be general unsecured obligations of Navistar and will be subordinated in right of payment to all of Navistar's existing and future senior indebtedness, and Navistar will succeed to, and be substituted for the Company, and may exercise the Company's right and power, under the Indenture with the same effect as if Navistar had been named as the Company in the Indenture and all references in the Indenture to the Company shall be to Navistar, except that (1) clauses (1)(b), (2)(b) and (3)(b) in the definition of Change of Control shall not apply to Navistar as successor and (2) Navistar, as successor, shall be permitted to effect a Permitted Joint Venture notwithstanding the prohibition on the Company from selling, assigning, transferring, leasing, conveying or otherwise disposing of all or substantially all of its assets.

Section 1.3   Release of the Company. Upon the assumption provided by Section 1.1 of this First Supplement, the Company will be relieved of all further obligations and covenants under the Exchangeable Notes and the Indenture.

ARTICLE II
MISCELLANEOUS PROVISIONS

Section 2.1   Instruments to be Read Together. This First Supplement is an indenture supplement to and in implementation of the Indenture, and said Indenture and this First Supplement shall henceforth be read together.

Section 2.2   Confirmation. The Indenture, as amended and supplemented by this First Supplement, is in all respects ratified and confirmed, and nothing herein shall affect the validity or enforceability of the Indenture as amended and supplemented by this First Supplement.

Section 2.3   Counterparts. This First Supplement may be executed in any number of counterparts, each of which, when so executed, shall be deemed to be an original, but all of which shall together constitute one and the same instrument.

Section 2.4   Effectiveness. This First Supplement shall become effective immediately upon its execution by the parties hereto.

Section 2.5   GOVERNING LAW. THIS FIRST SUPPLEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK. THE COMPANY AND NAVISTAR AGREE TO SUBMIT TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK, COUNTY OF NEW YORK, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS FIRST SUPPLEMENT.

Section 2.6   Disclaimer of Trustee's Responsibility. In executing this First Supplement, the Trustee shall be entitled to all the privileged and immunities afforded to the Trustee under the terms and conditions of the Indenture.

Section 2.7   No Recourse Against Others. No director, officer, employee, shareholder or Affiliate, as such, of the Company or Navistar from time to time shall have any liability for any obligations of the Company or Navistar under this First Supplement or for any claim based on, in respect of, or by reason of such obligations or their creation. Each of such directors, officers, employees, shareholders and Affiliates is a third party beneficiary of this Section 2.7.

Section 2.8   No Adverse Interpretation of Other Agreements. This First Supplement may not be used to interpret another indenture, loan or debt agreement of the Company or

Navistar or any of their respective subsidiaries. Any such other indenture, loan or debt agreement may not be used to interpret this First Supplement.

Section 2.9   Successors. All agreements of the Company and Navistar in this First Supplement shall bind their respective successors. All agreements of the Trustee in this First Supplement shall bind its successor.

Section 2.10   Severability. In case any provision in this First Supplement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 2.11   TIA Controls. If any provisions hereof limits, qualifies or conflicts with a required or deemed provision of the TIA, the required or deemed provision in the TIA shall control.

IN WITNESS WHEREOF, the parties hereto have caused this First Supplement to be duly executed as of the date first above written.

NAVISTAR FINANCIAL CORPORATION

By:_____/s/ Andrew J. Cederoth_____
    Name: Andrew J. Cederoth
    Title: Vice President and Treasurer

NAVISTAR INTERNATIONAL CORPORATION

By:_____/s/ Terry M. Endsley_____
    Name: Terry M. Endsley
    Title: Vice President and Treasurer

BNY MIDWEST TRUST COMPANY

By:_____/s/ Dan Donovan_____
    Name: D.G. Donovan
    Title: Vice President